SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

AltiGen Communications, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

021489109

(CUSIP Number)
Mr. Eric D. Wanger
c/o Wanger Investment Management, Inc.
401 North Michigan Avenue, Suite 1301
Chicago, Illinois 60611
(312) 245-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) May 15, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ ..

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the Notes).

CUSIP NO. 021489109	13D	Page 2 of 11

1. Names of Reporting Person Wanger Investment Management, Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Illinois
7. Sole Voting Power 0
Number of Shares Beneficially Owned by Each Reporting Person With	8. Shared Voting Power 1,734,293
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,734,293
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,791,637
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 11.3%
14. Type of Reporting Person (See Instructions) IA CO

CUSIP NO. 021489109	13D	Page 3 of 11

1. Names of Reporting Person Wanger Long Term Opportunity Fund II, LP
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
7. Sole Voting Power 0
Number of Shares Beneficially Owned by Each Reporting Person With	8. Shared Voting Power 1,734,293
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,734,293
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,791,637
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 11.3%
14. Type of Reporting Person (See Instructions) OO PN

CUSIP NO. 021489109	13D	Page 4 of 11

1. Names of Reporting Person WLTOF GP LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
7. Sole Voting Power 0
Number of Shares Beneficially Owned by Each Reporting Person With	8. Shared Voting Power 1,734,293
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,734,293
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,791,637
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 11.3%
14. Type of Reporting Person (See Instructions) HC

CUSIP NO. 021489109	13D	Page 5 of 11

1. Names of Reporting Person Eric D. Wanger
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6. Citizenship or Place of Organization USA
7. Sole Voting Power 57,344
Number of Shares Beneficially Owned by Each Reporting Person With	8. Shared Voting Power 1,734,293
9. Sole Dispositive Power 57,344
10. Shared Dispositive Power 1,734,293
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,791,637
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 11.3%
14. Type of Reporting Person (See Instructions) IN

CUSIP NO. 021489109	13D	Page 6 of 11

Explanatory Note: Wanger Investment Management, Inc. (“WIM”), Wanger Long Term Opportunity Fund II, LP (“WLTOF”), WLTOF GP LLC (“GP”) and Mr. Eric D. Wanger (“Mr. Wanger,” and, together with WIM, WLTOF and GP, each a “Reporting Person” and together the “Reporting Persons”) filed a beneficial ownership report with respect to the common stock of AltiGen Communications, Inc., a Delaware corporation (the “Issuer”) on a Schedule 13D filed on December 12, 2008, as amended by a Schedule 13D/A filed on January 7, 2009 (as so amended, the “Previous Schedule 13D”).  This Schedule 13D reflects a material change in the disclosures made in Item 4 and Item 5 of the Previous Schedule 13D as required pursuant to Regulation 13D.  Refer to Item 6 of the Previous Schedule 13D for details concerning the relationships between WIM, WLTOF, GP and Mr. Wanger.

Item 4. Purpose of Transaction.

Item 4 of the Previous Schedule 13D is amended and supplemented as follows:

On May 15, 2009, Reporting Person WIM issued a press release as follows (also attached as Exhibit 99.1):

*           *           *

Large AltiGen Shareholder Rejects Special Meeting Proposals, Calls on Chairman to Step Down

Wanger Investment Management Discloses Board Letter Attacking Leadership Entrenchment, Adoption of Poison Pill, Lack of Board Independence and Loss of Shareholder Value

Invites Other AltiGen Shareholders to Join in Voicing and Discussing Concerns

CHICAGO, IL – May 15, 2009 – Wanger Investment Management, Inc., which manages the investments of the Wanger Long-Term Opportunity Fund II, LP, one of the largest shareholders of AltiGen Communications, Inc. (NASDAQ: ATGN) (“AltiGen”) with a stake in excess of 11% of the outstanding shares, today urged fellow shareholders to reject two proposals put forth by the Board to be voted on at the Special Meeting of Shareholders on May 26, 2009.

“We are voting against the two Board proposals up for vote at the special meeting and are actively sharing the concerns that have led us to take that position with other AltiGen shareholders.   It’s time to say to Gilbert Hu and the rest of the board that shareholders are taking a stand against his entrenchment tactics and shortcomings as a board leader.  Enough is enough,” said Eric D. Wanger, President and Chief Executive Officer of Wanger Investment Management.  “AltiGen is a good company with excellent prospects for growth, but is trading at an enterprise value of nearly zero as a result of poor leadership at the top, and we are therefore also asking Mr. Hu to resign as chairman of the board.”

In a letter dated May 15, 2009 and addressed to the AltiGen Board of Directors, Wanger outlined how Hu and other board members have failed to fulfill their fiduciary duty to shareholders and informed the board of his intention to urge other AltiGen shareholders to contact him to share and discuss their concerns.

The text of the letter is found below:

*           *           *

CUSIP NO. 021489109	13D	Page 7 of 11

The text of the letter is found below (also attached as Exhibit 99.2):

*           *           *

Wanger Investment Management, Inc.
401 North Michigan Avenue, Suite 1301
Chicago, Illinois 60611

May 15, 2009

VIA FEDEX

The Board of Directors
AltiGen Communications, Inc.
4555 Cushing Parkway
Fremont, California 94538

Gentlemen:

As one of the largest shareholders of AltiGen Communications, Inc. (“AltiGen” or the “Company”), I have always advocated actions by officers of the Company and the board of directors (the “Board”) that are in the best interests of AltiGen and its shareholders.  Whether acting as a shareholder of AltiGen or as a member of the Board, the foregoing principle has guided my every action.

While I no longer serve on the Board, as a major shareholder with a stake in excess of 11% of the outstanding shares, I remain deeply concerned about the conduct of certain Board members with respect to, among other things, their gross and repeated failure in a number of critical situations to properly discharge their fiduciary duties, the lack of independence and appropriate expertise represented in the composition of the Board, and the Board’s resulting ineffective oversight of AltiGen’s deeply entrenched Chairman and Chief Executive, Gilbert Hu.

Fundamentally, AltiGen is a good business.  It has a legacy of developing leading technology platforms, an attractive installed customer base and talented employees.  It has survived two economic downturns and has great potential for growth.  But that potential has been smothered by fundamental failures of leadership and corporate governance at the Board level.

Since my resignation from the Board I have been contacted by many other shareholders of AltiGen who share my concerns, which include but are not limited to the following:

           Two of the three ‘independent’ directors at AltiGen, Mike Mon Yen Tsai and Tacheng Chester Wang, are personal friends of Mr. Hu and own few shares in the Company.  Their interests are not aligned with shareholders, but rather are driven by their personal and outside business relationships with Mr. Hu.  Their designation as independent directors is a sham.

           The Board acted irresponsibly, well outside of the bounds of any standards of good corporate governance and fiduciary duty, and put shareholder value at risk when, in January of this year, it temporarily reduced its size from five seats to four in violation of several Nasdaq listing requirements.

           Even more troubling, in the months during which AltiGen had only four Board seats, the Board approved executive compensation contracts for Mr. Hu and other members of his management team that include generous change of control provisions.  The four-member Board also adopted a ‘poison pill’ shareholder rights plan, effectively restricting AltiGen’s flexibility to pursue value-creating strategic alternatives.  While the Board has since been expanded back to five seats, its actions during this window further illustrate a pattern of overreaching and manipulating corporate governance to disadvantage shareholders and further entrench Mr. Hu.

Longstanding AltiGen shareholders will recognize that the concerns I have outlined above reflect Mr. Hu’s continued entrenchment and disregard for shareholder value. When Ten Pine submitted a written offer to acquire the Company for $2.03 per share at the end of 2006, representing a substantial shareholder premium even at that time, the Board – led by Mr. Hu and including Mr. Tsai and Mr. Wang – failed to even review or consider the bid, in stark departure from its fiduciary duty.  Since that time, the value of AltiGen’s shares has dropped by more than 63%.  Today, at a 90-day average closing share price of $0.75, AltiGen’s shares continue to trade roughly at par with cash on its balance sheet, reflecting an enterprise value of nearly zero.  The market is speaking volumes about what it thinks of AltiGen’s current leadership, and I believe it is time for AltiGen’s own shareholders to speak up as well.

CUSIP NO. 021489109	13D	Page 8 of 11

To that end, I intend to enumerate these concerns publicly and call AltiGen’s shareholders to action:

           Specifically, as an immediate and pressing first step, I am advising AltiGen shareholders that I intend to vote “no” on both of the proposals, regarding employee and executive incentives and compensation plans, that have been put forth by the Board for consideration at the Special Meeting of Shareholders, scheduled for May 26, 2009, to send the message that diligent AltiGen shareholders will no longer rubber stamp the proposals of a Board that is clearly entrenched, lacks the expertise necessary to fulfill its corporate governance responsibilities and has failed to execute its fiduciary duty on numerous occasions to the detriment of its shareholders.

           Further, I am calling for Mr. Hu to resign from his position as Chairman of the Board and for a new Chairman acceptable to the Company’s largest shareholders to be appointed.

Beyond these immediate actions, I intend to explore all possible additional options for creating value for investors, and I am inviting AltiGen shareholders to contact me via telephone at 312-245-8000 or via e-mail at eric@wangerfunds.com to discuss these matters.

I have no history or agenda as an activist shareholder who seeks to create share price movement simply by agitating for change.  To the contrary, Wanger Investment Management has been dedicated throughout its history to creating and maintaining wealth for its clients through a fundamental approach to long-term investing.   Since at least October 2008, I have repeatedly raised my concerns about these governance issues and their impact on shareholder value with the Board, but my concerns have not been appropriately addressed.  Although I have been advised that there are several courses of action available to shareholders against Mr. Hu, Mr. Tsai and Mr. Wang, I do not believe that taking legal action at this time would be in the best interests of AltiGen shareholders.

I do, however, believe strongly that shareholders need to seek change.

Very truly yours,

/s/ Eric D. Wanger

*           *           *

Except as stated above, and in the Previous Schedule 13D, none of the Reporting Persons has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5. Interest in Securities of the Issuer.

(a):
To the knowledge of the Reporting Persons, there were 15,885,480 shares of Common Stock outstanding as of May 15, 2009, based on the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009. The Reporting Persons beneficially own 1,791,637 shares of Common Stock, including 20,000 shares issuable upon exercise of options to acquire shares of Common Stock held by Mr. Wanger and exercisable as of the date hereof or within 60 days of the date hereof. Based upon the foregoing, the 1,791,637 shares reported herein as beneficially owned by the Reporting Persons constitute 11.3% of the outstanding shares of Common Stock and consist of the following:

(i)	1,734,293 shares of Common Stock held by WLTOF;

(ii)	37,344 shares of Common Stock held by Mr. Wanger; and

(iii)
20,000 shares of Common Stock issuable upon exercise of options to acquire shares of Common Stock, which options are held by Mr. Wanger and exercisable as of the date hereof or within 60 days of the date hereof.

CUSIP NO. 021489109	13D	Page 9 of 11

During his service as a director of the Issuer, Mr. Wanger received options to purchase a total of 40,000 shares of Common Stock pursuant to (1) a Stock Option Agreement, dated January 22, 2007, between the Issuer and Mr. Wanger, granting options to purchase 20,000 shares of Common Stock (the “January 2007 Option Grant”) and (2) a Stock Option Agreement, dated November 15, 2007, between the Issuer and Mr. Wanger, granting options to purchase 20,000 shares of Common Stock (the “November 2007 Option Grant”).

The options granted to Mr. Wanger pursuant to the January 2007 Option Grant vest and become exercisable as follows: options to purchase 5,000 shares vested on January 22, 2008 and options to purchase 416.67 shares vested and continue to vest on the 22nd day of each month thereafter.  As of the date hereof, options to purchase 12,080 such shares have vested and are exercisable, or will vest and be exercisable within 60 days of the date hereof.  Accordingly, 12,080 of such Common Shares are included in Item 5(a)(iii) above.

The options granted to Mr. Wanger pursuant to the November 2007 Option Grant vest and become exercisable as follows: options to purchase 5,000 shares vested on November 15, 2008 and options to purchase 416.67 shares vested and continue to vest on the 22nd day of each month thereafter.  As of the date hereof, options to purchase 7,920 shares have vested and are exercisable, or will vest and be exercisable within 60 days of the date hereof.  Accordingly, 7,920 of such Common Shares are included in Item 5(a)(iii) above.

Excluded from the figures listed above in this Item 5(a) are options to purchase 20,000 shares of Common Stock as to which Mr. Wanger’s right to exercise has not vested as of the date of this filing and will not vest within 60 days of the date hereof.

(b)
WLTOF has shared voting and dispositive power with respect to, and is the record owner of, 1,734,293 shares of Common Stock and accordingly is deemed to be the beneficial owner of such Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934 (as amended, the “1934 Act”).

WIM manages investment portfolios for clients including WLTOF.  In that capacity, WIM has shared voting and dispositive power over the Common Stock held by WLTOF and accordingly is deemed to be the beneficial owner of such Common Stock for purposes of Section 13(d) of the 1934 Act.   Except for such deemed beneficial ownership, WIM does not own any Common Stock or other equity securities of the Issuer.  WIM disclaims beneficial ownership of the shares of Common Stock reported hereunder.

GP is the general partner of WLTOF.  In that capacity, GP has shared voting and dispositive power over the Common Stock held by WLTOF and accordingly is deemed to be the beneficial owner of the 1,734,293 shares of Common Stock beneficially owned by WLTOF, for purposes of Section 13(d) of the 1934 Act.  Except for such deemed beneficial ownership, GP does not own any Common Stock or other equity securities of the Issuer.  GP disclaims beneficial ownership of the shares of Common Stock reported hereunder, except to the extent of its beneficial interest in WLTOF.

Mr. Wanger is the President of WIM and the managing member of GP.  In those capacities, Mr. Wanger has shared voting and dispositive power over the Common Stock held by WLTOF and accordingly, is deemed to be the beneficial owner of the 1,734,293 shares of Common Stock beneficially owned by WLTOF, for purposes of Section 13(d) of the 1934 Act.  In addition, Mr. Wanger has sole voting and dispositive power over the 37,344 shares of Common Stock and options to acquire additional shares of Common Stock that he holds and accordingly is deemed to be the beneficial owner of 57,344 shares of Common Stock, for purposes of Section 13(d) of the 1934 Act.  Mr. Wanger disclaims beneficial ownership of the shares of Common Stock reported hereunder, with the exception of: (a) his direct holdings of (1) 37,344 shares of Common Stock and (2) options presently exercisable, or exercisable within 60 days of the date hereof, to acquire an aggregate of 20,000 shares of Common Stock; and (b) shares of Common Stock held by WLTOF, except to the extent of his beneficial interest in WLTOF.

Except as set forth below, as of the date hereof, none of the Reporting Persons beneficially owns any shares of Common Stock other than the shares beneficially owned by the Reporting Persons and reported herein.

CUSIP NO. 021489109	13D	Page 10 of 11

(c)
Except as set forth below, since the filing of the previous Schedule 13D/A on January 7, 2009, no transactions in the Common Stock were effected by the Reporting Persons, other than the following open-market purchases by WLTOF:

Date	Shares Purchased	Price Per Share
January 30, 2009	2,000	$0.89
February 2, 2009	30,000	$0.85
February 26, 2009	15,000	$0.85
February 27, 2009	300	$0.85
April 9, 2009	66,100	$0.75

In addition, as described in Item 5(a), certain of Mr. Wanger’s options to purchase Common Stock vest on a monthly basis.

(d)
No persons other than the Reporting Persons have the right to receive or to direct the power to receive dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.  Each of the Reporting Persons has the right to receive or to direct the power to receive dividends from, or the proceeds from the sale of shares of, such Common Stock only to the extent of its beneficial interest in such shares of Common Stock.

(e)	Not Applicable

Item 7. Material to be Filed as Exhibits.

Exhibit	Agreement

99.1	Press Release dated May 15, 2009
99.2	Letter to Issuer’s Board of Directors dated May 15, 2009
99.3	Form of Stock Option Agreement (incorporated by reference to exhibit filed with the Issuer’s Registration Statement on Form S-1 (No. 333-80037) declared effective on October 4, 1999).
99.4	Joint Filing Agreement by and among the Reporting Persons dated May 15, 2009.

CUSIP NO. 021489109	13D	Page 11 of 11

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 15, 2009

WANGER INVESTMENT MANAGEMENT, INC.

By:	_/s/ Eric D. Wanger______________
Name:	Eric D. Wanger
Title:	President

WANGER LONG TERM OPPORTUNITY FUND II, LP

By:	WLTOF GP LLC
Title:	General Partner

By:	_/s/ Eric D. Wanger______________
Name:	Eric D. Wanger
Title:	Managing Member

WLTOF GP LLC

By:	_/s/ Eric D. Wanger______________
Name:	Eric D. Wanger
Title:	Managing Member

_/s/ Eric D. Wanger______________
ERIC D. WANGER, individually